Exhibit 99.2

iGATE to acquire majority stake in Patni Computer Systems

Combined enterprise with close to USD 1 billion in revenues

Acquisition creates a differentiated company with scale in many verticals

Transaction Highlights:

•	Headcount at 24,834 globally as of September 30, 2010

•	Combined company will be a key player across several verticals including Banking & Financial Services, Insurance, Manufacturing, Retail, and Media & Entertainment

•	Increased access to global customers

•	Increased scale, leadership strength and engineering bench

Fremont, CA – January 10, 2011

iGATE Corporation (NASDAQ: IGTE), the first Business Outcomes based integrated technology and operations company, today announced that its subsidiaries have executed definitive agreements to acquire a majority stake in Patni Computer Systems Ltd. (NSE: PATNI, NYSE: PTI), the Mumbai-based IT services and BPO company. The transaction is valued at approximately $1.22 billion, including the mandatory open offer to the public shareholders of Patni. The transaction is expected to be completed in the first half of 2011. iGATE expects the transaction to be accretive by 2012 on a cash earnings per share basis.

The acquisition will bring together two highly recognized information technology outsourcing companies with complementary industry verticals, and facilitate sustained long-term growth for the combined entity. The combination will create a compelling go-to-market strategy, with iGATE’s differentiated iTOPS and outcomes-based pricing model augmented by Patni’s delivery expertise and focus on micro-verticals. iGATE expects to realize multiple synergies from this combination:

•	Opportunity to play in larger deals and more verticals

•	Opportunity to cross-sell key solutions to a broader client base

•	Opportunity to enhance win ratio based on selling combined strengths

•	Efficiencies in operations and delivery services

•	Economies of scale from consolidation of shared services

Commenting on the acquisition, Phaneesh Murthy, CEO of iGATE Corporation, said, “It has been our stated intent to scale revenues, customers, and expand our vertical capability. We believe the threshold of a billion dollar revenue will facilitate faster adoption of our iTOPS for Business Outcomes model. We also believe that the combination will help customers get better service, access to more service lines and deeper pools of expertise.”

He added, “The objective is to synergize the leadership team of both iGATE and Patni to create, over time, a world-class integrated leadership team which will drive the combined company to newer horizons.”

iGATE’s subsidiaries have signed definitive agreements with the three founders of Patni Computer Systems, viz., Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni, and private equity firm General Atlantic, to acquire their 45.6% and 17.4% stakes, respectively, at a price of Rs.503.5 per share, amounting to a total consideration of approximately $921 million.

In accordance with the requirements of the Securities and Exchange Board of India (“SEBI”) and the applicable Indian rules on Takeovers and Mergers, iGATE’s subsidiaries will make an open offer to the public shareholders to purchase an additional 20.6% stake in Patni. The aggregate price for the shares to be purchased in the open offer assuming full tender is estimated at $301 million.

The closing of the acquisition is subject to customary conditions, including receipt of required regulatory approvals, and the completion of the open offer for the purchase of shares of the public shareholders of Patni. Patni Computer Systems has 16,556 employees, 282 customers, 22 global delivery centers, and offices in 30 locations worldwide, and reported revenues of $689 million for the 12 months ended September 30, 2010. iGATE has 8,278 employees, 82 customers, seven global delivery centers, and offices in 16 countries, with revenues of $252 million for the 12 months ended September 30, 2010.

Utilizing an expanded pool of talent, diverse expertise across multiple verticals, higher level strategic end-to-end service offerings and an established management team with a track record of proven execution is expected to strengthen iGATE’s competitive position as a top-tier player in the highly-fragmented global IT industry.

iGATE’s iTOPS solution methodology is designed to overcome the limitations of traditional outsourcing models, addressing the problem of conflicting business interests between traditional outsourcing vendors and clients by allowing clients to use and pay for only the outcome or transaction desired.

iGATE’s advisors include: Jefferies & Company, Inc. , financial advisors, Kirkland & Ellis LLP , international legal counsel, Khaitan & Co , Indian legal counsel, Kotak Mahindra Capital Company Limited , Managers for the Open Offer, and Ernst and Young , tax advisors.

Terms and Financing of the Transaction:

iGATE expects to finance the purchase consideration of $1.22 billion through a combination of cash-in-hand, debt and equity financing, including a potential public offering of up to 10 million shares.

Viscaria Limited, a company backed by funds advised by Apax Partners, will make an investment into iGATE in order to facilitate the acquisition of a majority stake in Patni. iGATE has agreed to sell to Viscaria Limited $270 million of preferred stock convertible into common stock with a conversion price of $20.30 per share. The preferred stock investment by Viscaria may be increased by up to an additional $210 million based on the subscription in the Open Offer process and in the event that the Company elects not to move forward with a public offering. Details of the preferred stock transaction will be included in a filing on Form 8-K, which iGATE expects to file shortly.

In addition, iGATE has secured commitments for debt financing of up to $700 million in the aggregate from Jefferies & Company, Inc. and RBC Capital Markets to fund the consideration.

Conference Call and Webcast Details:

iGATE will also host a conference call today to discuss the acquisition at 8AM Eastern Time / 5AM Pacific Time. The live discussion can be accessed by dialing 877-407-8037 in the U.S. and 201-689-8037 internationally, passcode 364827 and account number 293. The audio webcast of the call providing an overview of the transaction and strategic rationale will be available at www.iGATE.com for a period of one year from the date of release. A replay of the call will be available via webcast.

About iGATE:

iGATE is the first Business Outcomes driven integrated Technology and Operations (iTOPS) solutions provider with a global delivery model. iGATE’s unique business model aligns with the client’s strategic objectives to achieve operational efficiencies, increase cost variability and rationalize their current operating environment. With industry expertise spanning decades, iGATE has developed the right solutions with its Business Outcomes driven approach for industry verticals – Banking, Insurance, Manufacturing, Retail, Health Care, Media & Entertainment and Telecom & Hi-Tech.

About Patni:

Patni is a global provider of IT services and business solutions, servicing Global 2000 clients. Patni services its clients through its micro-vertical focus in banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU).

Patni’s service offerings include application development and maintenance, enterprise software & systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Safe Harbor:

Statements contained in this press release regarding the benefits of the acquisition, the business outlook, the demand for the products and services, and all other statements in this release other than recitation of historical facts are forward-looking statements. Words such as “expect”, “potential”, “believes”, “anticipates”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in the press release include, without limitation, forecasts of market growth, future revenues, benefits of the proposed acquisition, expectations that the acquisition will be accretive to the results, future expectations concerning growth of business, cost competitiveness and expansion of global reach following the acquisition, and other matters that involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: difficulties encountered in integrating business; uncertainties as to the timing of the acquisition, including the consummation of the public offer under the Indian Takeover Regulations and the tender offer under US securities laws; the satisfaction of the closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the information technology services industry and competitive responses to the proposed acquisition; and whether the companies can successfully provide services/products and the degree to which these gain market acceptance. Furthermore, in connection with the proposed acquisition, the Company intends to borrow significant amounts, including by issuing high yield notes, and will have to use a significant portion of its cash flows to service such indebtedness, as a result of which the Company might not have sufficient funds to operate its businesses in the manner it intends or has operated in the past; Additional risks relating to the Company are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as the Company’s other reports filed with the Securities and Exchange Commission. Actual results may differ materially from those contained in the forward-looking statements in this press release. Any forward-looking statements are based on information currently available to the company and it assumes no obligation to update these statements as circumstances change. This document does not constitute an offer to purchase or to sell securities in any jurisdiction.

Media Contact: Prabhanjan Deshpande “PD” +91 80 4104 5006 pr@igate.com	Prabhu S +91 94440 40748 sprabhu@propr.in

Investor Contact:

Araceli Roiz

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+91 97409 43004

araceli.roiz@igate.com